UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 24, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

General Mills, Inc.

File No. 1-01185 - CF# 23859

General Mills, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on July 13, 2009.

Based on representations by General Mills, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.26   through July 13, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis

Chief, Office of Disclosure Support